Filed Pursuant to Rule 433

Registration Statement No. 333-290499

Free Writing Prospectus

(To Preliminary Prospectus Supplement dated September 1, 2026 and Prospectus dated September 25, 2025)

MANULIFE FINANCIAL CORPORATION

US$750,000,000 6.146% SUBORDINATED NOTES DUE 2041

FINAL TERM SHEET

SEPTEMBER 1, 2026

This term sheet should be read together with the Preliminary Prospectus Supplement, dated September 1, 2026 (the “Preliminary Prospectus Supplement”), and related registration statement (including a base shelf prospectus dated September 25, 2025, and together with the Preliminary Prospectus Supplement, the “Prospectus”). This term sheet is qualified in its entirety by reference to the Prospectus. The information in this term sheet supplements the Prospectus and supersedes the information in the Prospectus to the extent inconsistent with the information in the Prospectus. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Prospectus.

Issuer:	Manulife Financial Corporation (the “Company”)

Title of Security:	6.146% Subordinated Notes due 2041 (the “Notes”)

Expected Ratings:[1]	S&P: A- / Fitch: A-

Aggregate Principal Amount Offered:	US$750,000,000

Maturity Date:	September 11, 2041

Price to Public:	100.000% per Note and accrued interest, if any

Net Proceeds to the Company before Expenses:	US$746,625,000

Underwriting Discount:	0.450%

Reset Date:	September 11, 2036

Interest Rate:	6.146% per year from, and including, September 11, 2026, to, but excluding, the Reset Date

Reset Interest Rate:	From, and including, the Reset Date, to, but excluding, September 11, 2041, at a rate per year equal to the CMT Rate as of the Reset Interest Determination Date plus a

[1]

These securities ratings have been provided by S&P and Fitch, respectively. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

spread of 1.350% per annum, payable semiannually in arrears

Re-Offer Yield:	6.146%

Treasury Price and Yield:	98-21; 4.796%

Spread to Benchmark Treasury:	T + 135 basis points

Benchmark Treasury:	4.625% due August 15, 2036

Interest Payment Dates:	March 11 and September 11 of each year, beginning on March 11, 2027

Optional Redemption:

The Company may redeem the Notes, at its option, in whole at any time or in part from time to time, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), on or after September 11, 2031 and prior to September 11, 2036 upon at least 10 days’ but no more than 60 days’ notice to holders of the Notes, at a redemption price equal to the greater of: (i) (a) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted to the redemption date (assuming the Notes matured on September 11, 2036) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points less (b) interest accrued on those Notes to, but excluding, the redemption date; and (ii) 100% of the principal amount of the Notes to be redeemed; plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

In addition, the Company may, at its option, redeem the Notes, in each case, in whole, but not in part, with the prior written approval of the Superintendent, (i) on the Reset Date, (ii) at any time within 90 days following a Regulatory Event, and (iii) at any time following a Tax Event, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Ranking and Subordination:	The Notes will be direct, unsecured obligations of the Company and will be subordinated in right of payment to all Senior Indebtedness and Policy Liabilities of the Company and equal in right of payment to all other Subordinated Indebtedness of the Company (other than Subordinated Indebtedness which has been further subordinated in accordance with its terms). The Notes will constitute Subordinated Indebtedness for purposes of the Insurance Companies Act (Canada).

Events of Default:

An Event of Default in respect of the Notes will occur if the Company becomes bankrupt or insolvent, consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up or liquidate, is ordered wound-up or liquidated, or makes a general assignment for the benefit of its creditors, or a receiver of a substantial portion of the Company’s property is appointed.

If an Event of Default has occurred and is continuing, either trustee or the holders of not less than 25% of the principal amount of the Notes may declare the principal on all outstanding Notes to be immediately due and payable. However, the holders of a majority in principal amount of the Notes by written notice to the trustees may, under certain circumstances, instruct the trustees to waive any Event of Default and/or to cancel any such declaration. There is no right of acceleration in the case of a breach in the performance of any covenant of the Company in the indenture, including a failure to pay amounts due on the Notes, although a legal action could be brought by the trustees to enforce such covenant.

Form and Denomination:	The notes will be represented by fully registered global securities registered in the name of the nominee of The Depository Trust Company. Except as described under “Description of the Notes” in the Preliminary Prospectus Supplement, notes in definitive form will not be issued. The notes will be issued in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Use of Proceeds:	The Company intends to use the net proceeds of the offering of the Notes for general corporate purposes, which may include future refinancing requirements.

Trade Date:	September 1, 2026

Settlement Date:	September 11, 2026 (T+7)

CUSIP/ISIN:	56501RAY2 / US56501RAY27

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:

DBS Bank Ltd.

Goldman Sachs & Co. LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

UBS Securities LLC

Wells Fargo Securities, LLC

ANZ Securities, Inc.
BNP Paribas Securities Corp.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

Nomura Securities International, Inc.

The Company has filed a registration statement (including a base shelf prospectus dated September 25, 2025) and a preliminary prospectus supplement dated September 1, 2026 (including the base shelf prospectus, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.